Exhibit 11

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form 1-A/Amendment One) of Vesper Corporation and the related Proxy Statement/Prospectus of Vesper Corporation and to the use of our report dated November 20, 2019, with respect to the consolidated financial statements of Vesper Corporation included in its Form 1-A for the year ended March 31, 2019, filed with the Securities and Exchange Commission. Our report dated November 20, 2019 contains emphasis of a matter paragraph that states that the financial statements have been prepared assuming that the Company will become a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Thayer O’Neal Company LLC

Thayer O’Neal Company, LLC

Sugar Land, Texas

March 10, 2020